                                                FILED PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-21751


                                159,997 SHARES

                          ASCEND COMMUNICATIONS, INC.

                                  COMMON STOCK

          The 159,997 shares (the "Shares") of Common Stock of Ascend Communications, Inc., a Delaware corporation ("Ascend" or the "Company") offered by this Prospectus were issued in connection with the merger of Ascend Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Ascend ("Sub") with and into StonyBrook Services Inc., a New York corporation ("StonyBrook"), which was consummated on December 27, 1996 (the "StonyBrook Merger"), and the exercise of options assumed by Ascend in connection with the StonyBrook Merger. The Shares may be sold from time to time by or on behalf of certain former shareholders and option holders of StonyBrook (the "Selling Stockholders") who are described in this Prospectus under "Selling Stockholders." As part of the StonyBrook Merger, the Company has agreed to register the Shares under the Securities Act of 1933, as amended (the "Securities Act"). The Company has also agreed to use its best efforts to cause the registration statement covering the Shares to remain effective until the earlier of (i) December 27, 1998, (ii) the date on which the Selling Stockholders can sell all the Shares pursuant to Rule 144 of the Securities Act, or (iii) when all the Shares have been resold pursuant to Rule 144 or an effective registration statement. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "Use of Proceeds."

  The Company has been advised by the Selling Stockholders that they intend to sell all or a portion of the Shares from time to time in The Nasdaq National Market, in negotiated transactions or otherwise, and on terms and at prices then obtainable. The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of any of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify in certain circumstances the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.
See "Plan of Distribution."

  The Company will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Securities and Exchange Commission (the "Commission"), the National Association of Securities Dealers ("NASD") and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the reasonable fees and disbursements of the Company's outside counsel and independent accountants and a single counsel for all of the Selling Stockholders, but excluding underwriting discounts and commissions and transfer or other taxes and other costs and expenses incident to the offering and sale of the shares to the public which shall be borne by the Selling Stockholders.

  THE SHARES HAVE NOT BEEN REGISTERED FOR SALE UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION AS OF THE DATE OF THIS PROSPECTUS. BROKERS OR DEALERS EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THE REGISTRATION OF THE SHARES UNDER THE SECURITIES LAWS OF THE STATES IN WHICH SUCH TRANSACTIONS OCCUR, OR THE EXISTENCE OF ANY EXEMPTIONS FROM SUCH REGISTRATION.

  The Company's Common Stock is quoted on The Nasdaq National Market. On February 19, 1997, the last sales price of the Company's Common Stock as reported on The Nasdaq National Market was $64.125.

                        ________________________________

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR INFORMATION THAT SHOULD BE
       CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                        ________________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
              COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
                     UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                        ________________________________

               The date of this Prospectus is February 21, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Ascend's Common Stock is traded on The Nasdaq National Market. Reports and other information concerning Ascend can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http:\\www.sec.gov.

     The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

1. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on March 31, 1994;

2.   Annual Report on Form 10-K for the year ended December 31, 1995;

3. Quarterly Reports on Form 10-Q for the three month periods ended March 31, 1996, June 30, 1996 and September 30, 1996;

4.   Reports on Form 8-K dated June 7, 1996 and January 31, 1997;

5.   Registration Statement on Form S-4 filed July 11, 1996; and

6.   Form 10-C dated August 26, 1996.

     All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus (other than any exhibits thereto). Requests for such documents should be directed to Ascend Communications, Inc. at One Ascend Plaza, 1701 Harbor Bay Parkway, Alameda, California 94502 (telephone number (510) 769-6001), Attn:
Investor Relations.

                                  THE COMPANY

     Ascend develops, manufactures, markets, sells and supports a broad range of high-speed digital remote networking access products that enable its customers to build: (i) Internet access systems consisting of point of presence ("POP") termination equipment for Internet Service Providers ("ISPs") and remote site Internet access equipment for Internet subscribers; (ii) extensions and enhancements to corporate backbone networks that facilitate access to these networks by remote offices, telecommuters and mobile computer users; and (iii) videoconferencing and multimedia access facilities. These products are termed bandwidth on demand systems because they establish high-speed switched digital connections whose bandwidth, duration and destination can be adjusted to suit user application needs. These products support existing digital and analog networks.

     Ascend has three bandwidth on demand remote networking access product families, each of which is focused on major application segments: MAX products for wide area network ("WAN") access to corporate backbone networks, Internet access in POPs and multimedia access facilities; Pipeline products for telecommuting, remote office access and Internet access by individual sites or users and Multiband products for videoconferencing and multimedia networks. These products support a wide variety of application interfaces, switched digital services, digital modem services and digital and analog access line types. In addition, Ascend has recently introduced its GRF products family for high speed IP switching on backbone networks. This wide range of connectivity and interoperability options significantly increases the number of POP, corporate and individual sites that can benefit from these products. Ascend's products are distributed and serviced globally and Ascend maintains marketing and sales relationships with ISPs, including UUNET, PSI, BBN, MCI, EUNET, Demon, Pipex and NTT-PC, with major telecommunications carriers, including AT&T, Sprint, MCI, GTE, Pacific Bell, Southwestern Bell, British Telecom, France Telecom, Deutsche Telekom and NTT in Japan, with video equipment providers, including Compression Labs, GPT, PictureTel and VTEL, and with value-added resellers ("VARs") and distributors.

     On December 27, 1996, Ascend completed the StonyBrook Merger. As a result of the StonyBrook Merger, StonyBrook became a wholly-owned subsidiary of the Company. The Merger was treated as a pooling of interests for accounting and financial reporting purposes. Upon consummation of the StonyBrook Merger, the Company issued approximately 290,490 shares of its Common Stock (29,049 of which are subject to an escrow) and assumed outstanding options which in January 1997 were exercised for an additional 189,501 shares of Ascend Common Stock (18,950 of which are subject to an escrow).

     The principal executive offices of Ascend are located at One Ascend Plaza, 1701 Harbor Bay Parkway, Alameda, California 94502 and its telephone number at that location is (510) 769-6001.

                                  RISK FACTORS

     The following risk factors should be considered in conjunction with the other information included and incorporated by reference in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Actual results could differ materially from those projected in these forward-looking statements as a result of a variety of factors, including those set forth below and elsewhere in this Prospectus.

     Fluctuations in Quarterly Operating Results. Ascend has experienced rapid quarterly growth in net sales principally due to the emergence of several markets for bandwidth on demand network access products, increased market acceptance of Ascend's products and the expansion of Ascend's product line and distribution channels. Due to the evolving nature of the markets for Ascend's products, as well as the likelihood of increased competition, there can be no assurance that Ascend's rate of growth in net sales will continue or that Ascend will be able to sustain profitability in the future. Ascend's quarterly operating results are affected by a wide variety of factors, including competition, the mix of products sold, the mix of distribution channels employed, Ascend's success in developing, introducing and shipping new products, price reductions for Ascend's products, changes in the levels of inventory held by third party resellers, the timing of orders from and shipments to customers, seasonality and general economic conditions. Ascend expects that its gross margins could be affected in future periods by price adjustments as a result of increased competition. Ascend also expects that its gross margins could be adversely affected in future periods by increased sales of its Pipeline products as a percentage of net sales. These products have lower gross margins than

Ascend's other products. In addition, Ascend's use of third parties to distribute its products to certain VARs may adversely affect Ascend's gross margins. Ascend typically operates with a relatively small backlog. As a result, quarterly sales and operating results generally depend on the volume and timing of and ability to fulfill orders received within the quarter, which are difficult to forecast. A significant portion of Ascend's expense levels is relatively fixed in advance based in large part on Ascend's forecasts of future sales. If sales are below expectations in any given quarter, the adverse impact of the shortfall on Ascend's operating results may be magnified by Ascend's inability to adjust spending to compensate for the shortfall. Ascend may also increase spending in response to competition or to pursue new market opportunities. Accordingly, there can be no assurance that Ascend will be able to sustain profitability in the future, particularly on a quarter-to-quarter basis.

     Dependence on the Internet Access Market; Developing Markets; Market Acceptance of Ascend's Products. The recent growth in Ascend's net sales has been largely attributable to the use of its products for Internet access. Sales of Ascend's MAX products, which are used principally as POP termination devices by ISPs, accounted for approximately 26%, 63% and 81% of Ascend's net sales in 1994, 1995 and the first nine months of 1996, respectively. Similarly, sales of Ascend's Pipeline products, which are used for Internet access by Internet subscribers, were approximately 10%, 20% and 13% of net sales in 1994, 1995 and the first nine months of 1996, respectively. The market for Internet access products is new and evolving, and it is difficult to predict its size or future growth rate. Ascend believes that sales of its MAX and Pipeline products will depend in large part upon a robust industry and infrastructure for providing Internet access and carrying Internet traffic and upon sustained adoption by end-user customers of the Internet for commerce and communication. There can be no assurance that this industry and infrastructure will develop or that this adoption will occur. Ascend believes competition in these markets will increase significantly in the future and could adversely affect Ascend's business, results of operations and financial condition.

     In addition, market acceptance of Ascend's products for applications other than Internet access is important to Ascend's future success. Specifically, Ascend's products are targeted at access to corporate backbone networks and local area networks ("LANs") by remote offices, telecommuters and mobile users, videoconferencing and multimedia access facilities. Ascend's success in generating significant sales in these emerging markets will depend in part on its ability to educate users about the benefits of Ascend's technology and to develop effective distribution channels to address these markets. These markets are diverse and rapidly evolving, and it is difficult to predict their potential size or future growth rate. Moreover, Ascend's limited resources relative to certain of its competitors may restrict its ability to remain current with respect to developments in these markets and to effectively pursue marketing activities in multiple markets simultaneously. Accordingly, there can be no assurance that Ascend's products will be widely accepted in these new markets or that Ascend will be able to identify additional markets. The inability of Ascend to continue to penetrate the various markets for its products or to successfully expand the markets for its products would have a material adverse effect on its business, results of operations and financial condition.

     Reliance on Sales to Internet Service Providers. In North America, Ascend sells a substantial percentage of its products, particularly its MAX products, to ISPs. Sales to ISPs accounted for approximately 21% and 23% of Ascend's net sales in 1995 and the nine months ended September 30, 1996, respectively. Sales to one of these ISPs, UUNET, accounted for approximately 11% and 10% of net sales in 1995 and the nine months ended September 30, 1996, respectively. Because Ascend's products are being used to enhance or extend the Internet access infrastructure of the ISPs, Ascend expects that sales to any particular ISP may vary considerably from period to period. Accordingly, there can be no assurance that sales to these entities, individually or as a group, will equal or exceed historical levels in any future period. Any development that would result in a substantial decrease or delay in sales to one or more of these entities, including actions by competitors or technological changes, could have a material adverse effect on Ascend's business, results of operations and financial condition.

     Integration of Recent Acquisitions. Ascend has completed several acquisitions of businesses, products or technologies since the beginning of 1995. These have included the acquisition of Morning Star Technologies, Inc., NetStar, Inc. and Subspace Communications, Incorporated, which were completed in 1996, as well as the StonyBrook Merger, which was completed in December 1996. Ascend anticipates that it may acquire additional businesses, products or technologies in the future, although there are currently no agreements with respect to such transactions. Achieving the anticipated benefits of past and future acquisition transactions will depend in part upon whether the integration of the acquired companies' businesses with Ascend's businesses is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The combination of Ascend with such acquired companies will require, among other things, integration of the companies' respective product offerings and technology and coordination of their research and development, sales and marketing and financial reporting efforts. There can be no assurance that such integration will be accomplished smoothly or successfully. If significant difficulties are encountered in the integration of the existing product lines and technology, resources could be diverted from new product development, resulting in delays in new product introductions. The integration of the product lines could also cause confusion or dissatisfaction among existing customers of Ascend and the acquired companies. The difficulties of such integration may be increased by the necessity of coordinating geographically separated organizations with distinct cultures. The integration of certain operations following an acquisition will require the dedication of management and other personnel resources which may temporarily distract attention from the day-to-day business of Ascend. Failure to successfully accomplish the integration of the operations of Ascend and the acquired companies could have a material adverse effect on Ascend's business, financial condition or results of operations.

     New Product Development and Timely Introduction of New and Enhanced Products. The markets for Ascend's products are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. Inherent in the product development process are a number of risks. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The introduction of new or enhanced products also may require Ascend to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that Ascend will successfully develop, introduce or manage the transition of new products. Products may contain undetected or unresolved software errors when they are first introduced or as new versions are released. There can be no assurance that, despite extensive testing, software errors will not be found in new products or upgrades after commencement of commercial shipments of new or enhanced products. The inability of such products to gain market acceptance or problems associated with new product transitions could adversely affect Ascend's operating results, particularly on a quarterly basis.

     Competition. The markets for Ascend's products are highly competitive and subject to rapid technological change. Ascend expects competition to increase in the future as current competitors enhance their product offerings and additional companies enter the market. Ascend's current competitors can be classified into three groups: manufacturers of WAN and Internet access equipment, manufacturers of remote LAN access and Internet subscriber access equipment, and manufacturers of bandwidth on demand products addressing the needs of the videoconferencing market. In the WAN and Internet access equipment market, Ascend primarily competes with Cisco Systems, Inc. ("Cisco"), U.S. Robotics Corporation and 3Com Corporation ("3Com"), each of which has substantially greater financial, marketing and technical resources than Ascend. In the remote LAN access and Internet subscriber access market, competition is widespread, although few companies have positioned their products specifically as digital bandwidth on demand network access systems. Ascend's primary competitors in this market are Gandalf, Cisco, Shiva and 3Com. In the videoconferencing access market, competitors include Madge Networks, Adtran and Promptus Communications (a subsidiary of GTI).

     Competitive factors in Ascend's markets include core technology, breadth of product features, product quality and functionality, pricing, marketing and distribution resources, international certifications and customer service and support. Some of Ascend's current and potential competitors have substantially greater financial, marketing and technical resources than Ascend. Many also have established relationships with current and potential customers for Ascend's products. Increased competition could result in price reductions, reduced profit margins or loss of market share, each of which would adversely affect Ascend's operating results. There can be no assurance that Ascend will be able to continue to compete successfully against current and future competitors as bandwidth on demand markets evolve and competition increases.

     Management of Growth. Ascend is currently experiencing rapid growth and expansion, which has placed, and will continue to place, a significant strain on its administrative, operational and financial resources and increased demands on its systems and controls. This growth has resulted in a continuing increase in the level of responsibility for both existing and new management personnel. Ascend anticipates that its continued growth will require it to recruit and hire a substantial number of new engineering, sales and marketing and managerial personnel. There can be no assurance that Ascend will be successful at hiring or retaining these personnel. Ascend's ability to manage its growth successfully will also require Ascend to continue to expand and improve its operational, management and financial systems and controls and to expand its manufacturing capacity. If Ascend's management is unable to manage growth effectively, Ascend's business, results of operations and financial condition may be materially and adversely affected.

     Reliance on Third Party Value-Added Resellers and Distributors. Ascend's sales, to a significant degree, are made through VARs and distributors. Accordingly, Ascend is dependent upon the continued viability and financial stability of these VARs and distributors. While Ascend has contractual relationships with many of its VARs and distributors, these agreements do not require the VAR or distributor to purchase Ascend's products and can be terminated by the VAR or distributor at any time. There can be no assurance that any of Ascend's VARs and distributors will continue to market Ascend's products. Ascend's VARs and distributors generally offer products of several different companies, including products that are competitive with Ascend's products. Accordingly, there is a risk that these VARs and distributors may give higher priority to products of other suppliers, thus reducing their efforts to sell Ascend's products. Any special distribution arrangements and product pricing arrangements that Ascend may implement in one or more distribution channels for strategic purposes could adversely affect gross profit margins for its products.

     Dependence on Key Personnel. Ascend's success depends to a significant degree upon the continuing contributions of its key management, sales, marketing and product development personnel. Ascend does not have employment contracts with its key personnel and does not maintain any key person life insurance policies. The loss of key management or technical personnel could adversely affect Ascend. Ascend believes that its future success will depend in large part upon its ability to attract and retain highly-skilled engineering, managerial, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that Ascend will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on Ascend's business, results of operations and financial condition.

     Tariff and Regulatory Matters. Rates for telecommunications services are governed by tariffs of licensed carriers that are subject to regulatory approval. Future changes in these tariffs could have a material effect on Ascend's business. For example, should tariffs for public switched digital services increase in the future relative to tariffs for private leased services, the cost-effectiveness of Ascend's products would be reduced, and its business and results of operations could be adversely affected. In addition, Ascend's products must meet standards and receive certification for connection to the public telecommunications network prior to their sale. In the United States, Ascend's products must comply with Part 15(a) (industrial equipment), Part 15(b) (residential equipment) and Part 68 (analog lines) of the Federal Communications Commission's regulations. Ascend's products also must be certified by domestic telecommunications carriers. In countries outside the United States, Ascend's products are subject to a wide variety of governmental review and certification requirements. In addition, customers outside the United States typically require that Ascend's products receive certification from their country's primary telecommunications carriers. Any future inability to obtain on a timely basis or retain domestic certification or foreign regulatory approvals could have a material adverse effect on Ascend's business and results of operations.

     Dependence on Contract Manufacturers and Single-Source Suppliers. Ascend's production operations consist primarily of materials planning and procurement, quality control and final assembly, burn-in and testing of certain products. Ascend relies on independent contractors to manufacture certain of Ascend's products or components and subassemblies used in Ascend's products to its specifications. Ascend is also dependent upon single or limited source suppliers for a number of components and parts used in its products, including certain key microprocessors and integrated circuits. There can be no assurance that these independent contractors and suppliers will be able to meet Ascend's future requirements for manufactured products, components and subassemblies. Ascend generally purchases single or limited source components pursuant to purchase orders and has no guaranteed supply arrangements with these suppliers. In addition, the availability of many of these components to Ascend is dependent in part on Ascend's ability to provide its suppliers with accurate forecasts of its future requirements. Ascend has generally been able to obtain adequate supplies of parts and components in a timely manner from existing sources and endeavors to maintain inventory levels adequate to guard against interruptions in supplies. Ascend believes that there are alternative suppliers or alternative components for all of the components contained in its products. However, any extended interruption in the supply of any of the key components currently obtained from a single or limited source or the time necessary to transition a replacement supplier's product or a replacement component into Ascend's products could disrupt its operations and have a material adverse effect on Ascend's operating results in any given period. Ascend purchases certain components from suppliers outside the United States; however, all such purchases are denominated in U.S. dollars and Ascend believes all such components or alternate components are available from suppliers within the United States. Ascend may also be subject to increases in component costs, which could also have a material adverse effect on its operating results.

     Dependence on Proprietary Technology. Ascend's success and ability to compete depend in part upon its proprietary technology. Ascend relies on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect its proprietary technology. Ascend currently holds two United States patents and one foreign patent and has three patent applications pending. There can be no assurance that patents will be issued with respect to pending or future patent applications or that Ascend's patents will be upheld as valid or will prevent the development of competitive products. In addition, Ascend has generally entered into confidentiality or license agreements with its employees, VARs, distributors, customers and potential customers and limits access to the distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by Ascend to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that Ascend's competitors will not independently develop technologies that are substantially equivalent or superior to Ascend's technology. In addition, the laws of some countries do not protect proprietary rights to the same extent as do the laws of the United States. Ascend is also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. From time to time, Ascend has received claims of infringement of other parties' proprietary rights. Although Ascend believes that all such claims received to date are immaterial, there can be no assurance that third parties will not assert infringement claims in the future with respect to current or future products or that any such claims will not require Ascend to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms.

     International Sales. Ascend's international sales accounted for approximately 15%, 20%, 29% and 45% of Ascend's net sales in 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. International sales are expected to continue to account for a significant portion of Ascend's net sales in future periods. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences. Ascend depends on third party resellers for substantially all of its international sales. Certain of these third party resellers also act as resellers for competitors of Ascend and could devote greater effort and resources to marketing competitive products. The loss of certain of these third party resellers could have a material adverse effect on Ascend's business and results of operations. Although Ascend's sales are denominated in U.S. dollars, fluctuations in currency exchange rates could cause Ascend's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Furthermore, future international activity may result in foreign currency denominated sales, and, in such event, gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in Ascend's results of operations. In addition, sales in Europe and certain other parts of the world typically are adversely affected in the third quarter of each calendar year as many customers and end-users reduce their business activities during the summer months. These seasonal factors may have an effect on Ascend's business, results of operations and financial condition.

     Potential Issuance of Preferred Stock; Anti-Takeover Provisions. The Board of Directors of Ascend has the authority to issue up to 2,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Ascend Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of the Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Ascend, thereby delaying, deferring or preventing a change in control of Ascend. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Ascend Common Stock, and as a result, the issuance of such stock could have a material adverse effect on the market value of the Ascend Common Stock. Ascend has no present plans to issue shares of Preferred Stock. Ascend may in the future adopt other measures that may have the effect of delaying, deferring or preventing a change of control of Ascend. Certain of such measures may be adopted without any further vote or action by Ascend's stockholders. Ascend is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of Ascend, impede a merger, consolidation or other business combination involving Ascend or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of Ascend.

     Volatility of Stock Price. Ascend's Common Stock has experienced significant price volatility and such volatility may occur in the future, particularly as a result of quarter-to-quarter variations in the actual or anticipated financial results of Ascend or of other companies in the network access industry or announcements by Ascend or its competitors regarding new product introductions or other developments affecting Ascend. In addition, the market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies' stocks and that have been unrelated or disproportionate to the operating performance of these companies.

                              SELLING STOCKHOLDERS

     The Selling Stockholders hold Shares which were issued by the Company in the StonyBrook Merger or upon exercise of Options assumed by the Company pursuant to the StonyBrook Merger. The Options were originally granted by StonyBrook pursuant to StonyBrook's 1992 Stock Option Plan.

     The table below lists the Selling Stockholders, the number of shares of Ascend Common Stock which each owned as of February 7, 1997, the number of Shares subject to sale pursuant to this Registration Statement, and the number of the shares of Ascend Common Stock which each would own assuming that such number of Shares were offered and assuming the sale of all such Shares.

                                                                              Shares Owned
                               Shares Owned             Shares To            After Offering
Selling Stockholder(1)        Before Offering          Be Offered              Such Shares
---------------------         ---------------       ----------------        ----------------
Ravi Gulati                       290,490               96,830                     193,660
Ken Packert                        48,415               16,138                      32,277
Kevin Koenig                       48,415               16,138                      32,277
Wei Shu                             7,262                2,420                       4,842
Scott Shulman                       2,904                  968                       1,936
Donna Hammel                        1,210                  403                         807
Jennifer Guerin                     1,210                  403                         807
Larry Hackett                       1,210                  403                         807
Neophytos Christodoulides           1,210                  403                         807
Michael Koenig                      1,210                  403                         807
Ashok K. Gupta                        242                   80                         162
Santhosh Kumar                        290                   96                         194
Robert Murray                       2,420                  806                       1,614
Hari Narayanan                        169                   56                         113
Sridher Gopalakrishnan                169                   56                         113
Peter Eicher                          302                  100                         202
Madan Kumar                           242                   80                         162



                                                                             Shares Owned
                               Shares Owned            Shares To            After Offering
Selling Stockholder(1)        Before Offering          Be Offered             Such Shares
---------------------         ---------------       ----------------        ----------------
Janet Gulati                       24,207                8,069                      16,138
Sheila Gulati                      24,207                8,069                      16,138
Nicole Gulati                      24,207                8,069                      16,138
   Totals                         479,991              159,990                     320,001

----------------------

1 The persons named in the table have sole voting and investment power with respect to all shares of Ascend Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.


     In connection with the filing of this Registration Statement, Ravi Gulati has entered into a Registration and Stock Trading Agreement with the Company, a copy of which is filed as Exhibit 4.1 hereto. Pursuant to that Registration and Stock Trading Agreement, Mr. Gulati has agreed not to sell, transfer, pledge, or otherwise dispose of, or reduce his interest in or risk relating to, any shares of Ascend Common Stock issued to him pursuant to the Merger or upon exercise of any Assumed Options until after such time as the Company has published (within the meaning of SEC Accounting Series Release No. 135, as amended) financial results covering at least 30 days of combined operations of the Company and StonyBrook. The Registration and Stock Trading Agreement also provides that from and after the publication of such results, Mr. Gulati may sell or otherwise dispose of the shares of Ascend Common Stock registered pursuant to this Agreement, subject to the following restrictions:

          (i) Mr. Gulati shall not offer, sell, exchange, pledge, transfer or otherwise dispose of or engage in any Sale Equivalent Transaction with respect to, any of the shares of Ascend Common Stock issued or issuable in the Merger unless at such time such transaction shall be permitted pursuant to the provisions of SEC Rule 145 under the Securities Act (including any applicable limitations on the amount of Ascend Common Stock to be sold as set forth in Rule 145(d)(1) and the provisions of Rule 144 referred to therein), or he shall have furnished to Ascend an opinion of counsel, satisfactory to Ascend, to the effect that no registration under the Securities Act would be required in connection with the proposed offer, sale, exchange, pledge, transfer or other disposition or transaction, or a Registration Statement under the Securities Act covering the proposed offer, sale, exchange, pledge, transfer or other disposition or Sale Equivalent Transaction shall be effective under the Securities Act;

          (ii) Mr. Gulati shall not offer or sell any of the shares of Ascend Common Stock issued or issuable to him in the Merger except during such periods as directors, officers and Affiliates of Ascend are permitted to purchase and sell Ascend Common Stock pursuant to the insider trading policies of Ascend (the "Window Periods"); and
                                              --------------

          (iii) during the effective period of the Registration Statement, Mr. Gulati shall (A) offer for sale under the Registration Statement only those shares of Ascend Common Stock which were issued to him pursuant to the Merge Agreement and are registered under the Registration Statement;
     (B) sell such shares in accordance with and subject to the terms, conditions and covenants set forth in this Agreement and in the Registration Statement; (C) to the extent required by applicable law, cause to be furnished to any purchaser of such shares, and to the broker-dealer, if any, through whom such shares may be offered, a copy of the final prospectus contained in the Registration Statement, as supplemented or amended through the date of the sale (the "Prospectus"); (D) not engage in
                                                ----------
     any stabilization activity in connection with any Ascend securities other than as permitted under the Exchange Act; and (E) not bid for or purchase any securities of Ascend or any rights to acquire Ascend securities, or attempt to induce any person to purchase any Ascend securities (except for Mr. Gulati's shares of Ascend Common Stock to be sold to such person by means of the Prospectus) or any rights to acquire Ascend securities other than as permitted under the Exchange Act.


The foregoing restrictions set forth in subparagraph (ii) above shall cease without further action by Mr. Gulati or the Company upon and in the event of the death of Mr. Gulati and the Company shall amend the Registration Statement to the extent (if any) necessary to permit Mr. Gulati's estate, personal representative(s), devisees and heirs, as the case may be to resell Mr. Gulati's remaining shares pursuant to the Registration Statement.

     In addition, each Selling Stockholder (other than Mr. Gulati) has entered into a Registration and Option Stock Trading Agreement with the Company, the form of which is filed as Exhibit 4.2 hereto. Pursuant to the Registration and Option Stock Trading Agreements, each such Selling Stockholder has agreed not to sell, transfer, pledge, or otherwise dispose of, or reduce such Selling Stockholder's interest in or risk relating to, any shares of Ascend Common Stock issued to such Selling Stockholder pursuant to the Merger or upon exercise of any Assumed Options until after such time as the Company has published (within the meaning of SEC Accounting Series Release No. 135, as amended) financial results covering at least 30 days of combined operations of the Company and StonyBrook. From and after the publication of such results, such Selling Stockholder may sell or otherwise dispose of the shares of Ascend Common Stock registered pursuant to this Agreement, subject to the following restrictions:

          (i) such Selling Stockholder shall not offer, sell, exchange, pledge, transfer or otherwise dispose of or engage in any Sale Equivalent Transaction with respect to, any of the shares of Ascend Common Stock issued or issuable upon exercise of such Selling Stockholder's Assumed Options unless at such time such transaction shall be permitted pursuant to the provisions of SEC Rule 145 under the

     Securities Act (including any applicable limitations on the amount of Ascend Common Stock to be sold as set forth in Rule 145(d)(1) and the provisions of Rule 144 referred to therein), or such Selling Stockholder shall have furnished to Ascend an opinion of counsel, satisfactory to Ascend, to the effect that no registration under the Securities Act would be required in connection with the proposed offer, sale, exchange, pledge, transfer or other disposition or Sale Equivalent Transaction, or a Registration Statement under the Securities Act covering the proposed offer, sale, exchange, pledge, transfer or other disposition or Sale Equivalent Transaction shall be effective under the Securities Act;

          (ii) such Selling Stockholder shall not offer or sell any of the shares of Ascend Common Stock issued or issuable upon exercise of such Selling Stockholder's Assumed Options except during such periods as directors, officers and Affiliates of Ascend are permitted to purchase and sell Ascend Common Stock pursuant to the insider trading policies of Ascend (the "Window Periods"); and
           --------------

          (iii) during the effective period of the Registration Statement, such Selling Stockholder shall (A) offer for sale under the Registration Statement only those shares of Ascend Common Stock which were issued to such Selling Stockholder upon exercise of the Assumed Options and are registered under the Registration Statement; (B) sell such shares in accordance with and subject to the terms, conditions and covenants set forth in this Agreement and in the Registration Statement; (C) to the extent required by applicable law, cause to be furnished to any purchaser of such shares, and to the broker-dealer, if any, through whom such shares may be offered, a copy of the final prospectus contained in the Registration Statement, as supplemented or amended through the date of the sale (the "Prospectus"); (D) not engage in any stabilization activity in
                ----------
     connection with any Ascend securities other than as permitted under the Exchange Act; and (E) not bid for or purchase any securities of Ascend or any rights to acquire Ascend securities, or attempt to induce any person to purchase any Ascend securities (except for such Selling Stockholder's shares of Ascend Common Stock to be sold to such person by means of the Prospectus) or any rights to acquire Ascend securities other than as permitted under the Exchange Act.

The foregoing restrictions set forth in subparagraph (ii) above shall cease without further action by such Selling Stockholder or the Company upon and in the event of the death of such Selling Stockholder and the Company shall amend the Registration Statement to the extent (if any) necessary to permit such Selling Stockholder's estate, personal representative(s), devisees and heirs, as the case may be to resell such Selling Stockholder's remaining shares pursuant to this Registration Statement.

     The foregoing is a brief summary of certain provisions of the Registration and Stock Trading Agreement, a copy of which is filed as Exhibit 4.1 to the Registration Statement and incorporated herein by reference, and the Registration and Option Stock Trading Agreements, the form of which is filed as
Exhibit 4.2 to the registration statement and incorporated herein by reference. The foregoing summary is qualified in all respects by reference to the full text of each agreement. In case of any conflict between the foregoing summary and the applicable agreement, the applicable agreement will control.

                                 PLAN OF DISTRIBUTION

     Any or all of the Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The Selling Stockholders may from time to time enter into hedging transactions with respect to the Shares.

     At the time a particular offer of Shares is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Shares purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or the Company, and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares offered hereby.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to the Shares for a period of nine business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Shares by the Selling Stockholders.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

     The Company has agreed to indemnify in certain circumstances the Selling Stockholders and the broker-dealers who may be deemed to be underwriters (if any) of the securities covered by the Registration Statement against certain liabilities, including liabilities under the Securities Act. The Selling Stockholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the earlier of (i) December 27, 1998, (ii) the date on which the Selling Stockholders can sell all the Shares pursuant to Rule 144 of the Security Act, or (iii) when all of the Shares have been resold pursuant to Rule 144 or an effective registration statement.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                                 LEGAL MATTERS

     The legality of the Shares is being passed upon by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and schedule of Ascend Communications, Inc. incorporated by reference and appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of NetStar, Inc. as of September 30, 1994 and 1995 and for each of the three years in the period ended September 30, 1995, incorporated in this Prospectus by reference from Ascend Communications, Inc.'s Registration Statement on Form S-4 dated July 11, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

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NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information...................   2
Incorporation of Certain
  Documents by Reference................   2
The Company.............................   3
Risk Factors............................   3
Selling Stockholders....................   8
Plan of Distribution....................  12
Use of Proceeds.........................  12
Legal Matters...........................  12
Experts.................................  12


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                                159,997 SHARES

                          ASCEND COMMUNICATIONS, INC.


                                 COMMON STOCK



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                                  PROSPECTUS

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                               February 21, 1997


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